[ELLIS FUNK, P.C. LETTERHEAD]

December 6, 2006

Ms. Sara Kalin
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C 20549

Re:
Allegiant Travel Company
Amendment No. 4 to Registration Statement on Form S-1 Filed on December 4, 2006
File No. 333-134145

Dear Ms. Kalin:

        This letter is in response to the verbal Staff comments we received yesterday afternoon from Johanna Losert and Jeffrey Sears.

        We have revised the Prospectus in response to the Staff's comments to include (i) prominent disclosure of the recent aircraft purchases in the Summary section of the Prospectus, (ii) expanded pro forma information in the Capitalization table on page 31 to reflect the additional debt incurred on December 1, 2006, and (iii) disclosure under the Commitments and Contractual Obligations Table on page 53 of the increased debt payments that will be required over the next several years.

        In addition, we have revised the opinion letter included as Exhibit 5.1 to conform to the Staff's suggestion.

        With respect to the filing of the agreements entered into in connection with the three aircraft purchases on December 1, 2006, please be advised that the Company does not believe the agreements for the purchase of the aircraft off lease constitute material contracts under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) generally provides that if a contract is such "as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed...." The purchase of aircraft certainly can be said to ordinarily accompany the kind of business conducted by the Company, particularly given the Company's preference to own its aircraft.

        It is important to note that the three aircraft acquired were each purchased off operating leases. The operating leases were separate contracts, were entered into at different times and provided for the delivery of the aircraft (commencement of the lease terms) at different times. Each lease provided the Company with the option to purchase the aircraft after the operating lease was in effect for at least one year. The leases have all been in effect for different periods, but in each case, more than one year. The Company chose to purchase the aircraft at the same time for administrative convenience and did not receive any other benefit from purchasing the three aircraft at the same time. Each aircraft purchase was pursuant to a separate contract.

        In summary, we believe the separate purchase agreements were entered into in the ordinary course of the Company's business and need not be filed as exhibits to the registration statement.

        We would be pleased to discuss further if you like and would appreciate hearing back from you at your earliest opportunity in that the Company has requested acceleration of effectiveness as of Thursday, December 7, 2006.

        Please contact me as soon as possible at (404) 233-2800 so that we can clear any remaining Staff comments.

Sincerely,
/s/ ROBERT B. GOLDBERG Robert B. Goldberg
RBG:jll
cc:	Maurice J. Gallagher, Jr. Andrew C. Levy Mark Smith, Esq.